Agricore United™

03 DEC 15 AM 7:21

03045141

December 11, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. 2003 Fourth Quarter Interim Report of UGG for the quarter ended October 31, 2003, including Management's Discussion and Analysis related to the Financial Statements of UGG as at and for the nine and twelve months ended October 31, 2003.

2. Press Release of UGG dated:
   - December 11, 2003 (announcing 2003 fourth quarter financial results)
   - December 11, 2003 (announcing quarterly dividend payment on March 22, 2004)

Yours very truly,

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

dlw 12/16

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

Agricore United

FOURTH QUARTER
REPORT FOR THE TWELVE MONTHS ENDED OCTOBER 31, 2003

Q4 Highlights

- **Continued Improvement in Leverage Ratio –** The Company's total net funded debt at October 31, 2003 (excluding the convertible debenture) was $510 million compared to $648 million at October 31, 2002. The Company reduced its weighted average leverage ratio (net funded debt to capitalization) to 46% for the year ended October 31, 2003 from 55% for the preceding 12 months.

- **Improved Liquidity Year-Over-Year** – The Company's ratio of current assets to current liabilities increased to 1.3 times at October 31, 2003 from 0.95 times at October 31, 2002. The Company's available uncommitted short-term credit increased about $100 million from October 31, 2002 to October 31, 2003.

- **Increased Crop Input Sales and Gross Profit** – Crop input sales & revenue from services increased $167 million to $856 million for the fiscal year ended October 31, 2003 compared to $689 million for the 12 months ended October 31, 2002 – reflecting both a recovery in sales of crop protection products and services and increased crop nutrient prices. Gross profit increased $56 million to $204.5 million for the fiscal year ended October 31, 2003 yielding an average margin on sales of 25% (compared to 22% for the 12 months ended October 31, 2002).

- **Grain Handling Turns the Corner** – Grain Handling gross profit declined $53.7 million for the year ended October 31, 2003 due to lower industry-wide grain shipments following the 2002 drought. However, grain shipments for the Company increased 61% in the most recent quarter compared to the same quarter last year (industry shipments increased 22% in the quarter) due to the increased production now available from the 2003 crop.

- **Improved EBITDA and EBIT** [1] – EBITDA increased $25.8 million to $100.5 million for the fiscal year ended October 31, 2003 – improvements in sales of crop inputs and further reductions of $28.4 million in operating, general and administrative expenses more than offsetting the decline in grain handling gross profit arising from the 2002 drought.

- **Sale of Farm Business Communications Division** – The sale of the Farm Business Communications division on October 9, 2003 generated an after-tax gain of $11.9 million or $0.26 per share. The gain on sale and the after-tax earnings from discontinued operations contributed earnings of $12.7 million or $0.28 per share for the fiscal year ended October 31, 2003.

- **Improved Earnings and Cash Flow from Operations** – although negatively impacted by the 2002 drought on 2003 grain shipments and profitability, the net loss of $2.4 million (a loss of $0.15 per share including discontinued operations) for the fiscal year ended October 31, 2003 was $15.1 million better than the net loss of $17.5 million (loss of $0.42 per share including discontinued operations) for the 12 months ended October 31, 2002. Cash flow provided by operations of $60.3 million (or $1.20 per share) for the fiscal year ended October 31, 2003 increased $38.3 million from $22 million (or $0.47 per share) for the same 12 months last year.

---

[1] *Earnings before interest, taxes, depreciation and amortization, gains or losses on asset disposals, discontinued operations net of tax and unusual items ("EBITDA") and earnings before gains or losses on asset disposals, interest, taxes, discontinued operations net of tax and unusual items ("EBIT") are provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. Reconciliation of such measures to net income are provided in the Consolidated Statements of Earnings and Retained Earnings and Note 4 to the Consolidated Financial Statements below. The items are excluded in the determination of such measures as they are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. EBITDA and EBIT provide important management information concerning business segment performance since the Company does not allocate financing charges or income taxes to these individual segments. Such measures should not be considered in isolation of or as a substitute for (i) net income or loss, as an indicator of the Company's operating performance or (ii) cash flows from operating, investing and financing activities, as a measure of the Company's liquidity. Such measures do not have any standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and are therefore unlikely to be comparable to similar measures presented by other companies.*

Consolidated Financial Results

Crop Production Services

The sale of crop nutrients, crop protection products and seed increased $150.4 million (22%) for the fiscal year ended October 31, 2003 compared with the same 12 month period in 2002. Sales of $88.4 million for the quarter ended October 31, 2003 increased $41.3 million (88%), largely due to more normal crop nutrient sales in the fall. Crop nutrient tonnes sold only increased by about 100,000 tonnes to 1.1 million tonnes for fiscal 2003 compared to the same period in 2002. Therefore, the bulk of the $113 million increase in crop nutrients sales in 2003 was a result of underlying price increases related to the higher cost of natural gas, the primary component in the manufacture of fertilizer. Crop protection product sales increased $38 million (15%) for the fiscal year ended October 31, 2003, substantially recovering the $56 million decline in sales in the prior year arising from the 2002 drought. A decline in crop protection product sales in the quarter ended October 31, 2003 – the result of dry summer conditions which negatively affected late-season sales – suppressed fiscal 2003 sales by about $10 million compared to 2001. Seed and other sales declined slightly by $1 million in 2003 compared to the same period in 2002.

Gross profit and revenue from services for fiscal 2003 increased $56 million (38%) to $204.5 million from the 2002 level of $148.5 million. For the quarter ended October 31, 2003, gross profit and revenue from services of $90.1 million increased $47.9 million (113%) over the same quarter last year due to stronger crop nutrient sales noted above. Average margins on sales were 24.7% in fiscal 2003, representing an increase of 2.7% from 2002, primarily as a result of higher margins on crop nutrients and crop protection products and an increase in agronomic services provided.

Crop Production Services incurred operating, general and administrative ("OG&A") expenses of $106.9 million for the fiscal year ended October 31, 2003 compared to $109.6 million during the same 12 month period in 2002. The Company achieved this modest $2.7 million (2.4%) reduction, due to merger savings and general cost containment, notwithstanding the significant increase in sales activity that occurred during 2003.

Grain Handling

Industry grain shipments of the major grains as reported by the Canadian Grain Commission ("CGC") declined by 4.3 million tonnes (17%) to 20.6 million tonnes for the 12 months ended October 31, 2003 compared to 24.9 million tonnes for the same 12 months in 2002 (and 32.3 millon tonnes in 2001) as the impact of the 2002 drought on grain shipments in 2003 ran its course. Industry shipments for the most recent quarter ended October 31, 2003 of 7.1 million tonnes exceeded shipments of 5.8 million tonnes for the quarter ended October 31, 2002 by 22% and represented about 87% of the grain shipped in the same quarter in 2000 (prior to the effects of either the 2001 or 2002 droughts). The improved shipping in the most recent quarter of 2003 reflects higher Western Canada production of major grains from the 2003 growing season which is currently estimated by Statistics Canada to be 45.7 million tonnes or 95% of the 10 year average from 1992 to 2001 (i.e., excluding the effects of the devastating 2002 drought).

Consistent with the reduction in industry shipments attributable to the 2002 drought, Agricore United's grain shipments declined by 1.4 million tonnes (16%) to 7.4 million tonnes for the fiscal year ended October 31, 2003 compared to 8.8 million tonnes for the same period in 2002. Company shipments for the quarter ended October 31, 2003 of 2.8 million tonnes exceeded shipments of 1.7 million tonnes for the same quarter last year by 61% and represented 96% of the pro forma[2] level achieved in the quarter ended October 31, 2000. Accordingly, the ratio of the Company's shipments to industry shipments for the quarter ended October 31, 2003 was 39% (2002 – 30%) and for the 2003 fiscal year was 36% (2002 – 35%).

[2] *Pro forma financial information is provided to assist investors in comparing results between periods after giving effect to the Merger. In particular, results for UGG from comparable periods in fiscal 2001 have been adjusted to give effect to the Merger as if it had occurred on August 1, 2000 and, accordingly, reflect the operating results of Agricore in the current periods as if it had been owned for the same number of days in the comparable prior periods. Pro forma financial information is not intended to reflect the results of operations which would have actually resulted had the Merger occurred on August 1, 2000, does not have a standardized meaning in GAAP and the information provided is therefore unlikely to be comparable to similar measures presented by other companies.*

The Company handled 3.7 million tonnes of grain at its port terminals for the fiscal year ended October 31, 2003 – a reduction of 1.2 million tonnes (24%) from 4.9 million tonnes handled for the same 12-month period in 2002. The Company handled 1.6 million tonnes for the quarter ended October 31, 2003, an increase of 889,000 tonnes over the 714,000 tonnes handled in the same quarter in 2002. The decline in port terminal handling was more significant earlier in the current fiscal year due to lower shipping arising from the 2002 drought as well as the closure of all Vancouver port grain terminal operations from August 26 to December 16, 2002 – the result of a labour dispute. Consequently, about 50% of the Company's grain shipments were handled through its port terminal operations in 2003 compared to 56% in 2002.

Grain Handling and Merchandising gross profit and revenue from services of $155 million for the fiscal year ended October 31, 2003 declined by $53.7 million (26%) from $208.7 million for the 12 months ended October 31, 2002. The average margin of $20.91 per tonne for the fiscal year ended October 31, 2003 declined by $2.81 per tonne (12%) from $23.72 per tonne for the same period last year. The decline in the margin per tonne reflects:

- a reduced proportion of the grain shipped through the Company's port terminals in 2003 compared to 2002, resulting in a loss of terminal handling revenue;
- reduced margins on tendered Canadian Wheat Board ("CWB") grain in fiscal 2003;
- competitive pressures to handle a dramatically reduced supply of grain following the 2002 drought; and
- more recently, an increase in vessel freight costs due to increased world-wide competition for a limited supply of ocean-going vessels.

Grain Handling and Merchandising OG&A expenses for fiscal 2003 of $136.4 million were reduced by $8.7 million (6%) from the $145.1 million incurred during the same period in 2002 – despite a significant increase in these expenses (of $7.4 million) in the quarter ended October 31, 2003, the result of much higher throughput this year and the effect of the Vancouver terminal labour dispute last year (from August to December 2002). Nevertheless, OG&A expenses do not vary in direct proportion to the volume of grain handled due to the relatively high fixed cost nature of the grain handling system.

As a result of the lower volume of grain handled and therefore gross profit, EBITDA declined by $45 million to $18.6 million for fiscal 2003 compared with $63.6 million for the 12 months ended October 31, 2002. Depreciation and amortization of $35.7 million in fiscal 2003 declined by $1.5 million from $37.2 million in 2002. Accordingly, Grain Handling and Merchandising generated an EBIT loss of $17.1 million for fiscal 2003 compared to EBIT of $26.4 million for the same period in 2002.

Livestock Services

Manufactured feed sales of 816,000 tonnes for the fiscal year ended October 31, 2003 declined by 99,000 tonnes from 915,000 tonnes for the same 12 month period last year – the decline began early in the fiscal year with the liquidation of beef cattle on feed as a result of the 2002 drought. The discovery of a single case of bovine spongiform encephalopathy ("BSE") in Alberta resulted in temporary import bans on Canadian ruminants and ruminant products by the United States and other countries beginning May 20, 2003. While these trade bans did not immediately impact the Company's feed operations, the slow pace at which these bans have been lifted by the United States and Mexico (beginning August 8, 2003), and by other countries more recently, has contributed to a slow recovery of the livestock industry in Western Canada which in turn has continued to suppress the recovery of the Company's feed sales. The trade bans also impacted on the Company's feed exports which represented about 3% of total manufactured tonnes.

Despite the decline in feed tonnes sold, Livestock Services gross profit and revenue from services of $40.4 million for the fiscal year ended October 31, 2003 declined by only $1.1 million from $41.5 million in 2002. Average feed margins increased to $45.94 per tonne for fiscal 2003 from $44.37 per tonne for the 12 months ended October 31, 2002. Feed prices tend to fluctuate in response to input prices and accordingly, the profitability of feed manufacturing tends to be more closely correlated to manufactured tonnes sold rather than sales values.

Swine sales increased by $13.2 million to $44.8 million in fiscal 2003 from $31.6 million for the same period in 2002. Gross profit on swine sales improved $1.2 million for fiscal 2003. Other revenues increased

modestly by $738,000 compared to the same period last year, largely due to improved performance by the Company's investment in The Puratone Corporation, the second largest hog producer in Manitoba.

The Company reduced its Livestock Services OG&A expenses by $400,000 in 2003 compared to 2002. Consequently, EBITDA declined $700,000 to $9.7 million in 2003 from $10.4 million in 2002 and EBIT declined by a similar amount, all of the reduction occurring in the fourth quarter.

Financial Markets & Other Investments

As a result of the expansion of AU Financial in February 2002, revenue increased $2.5 million in fiscal 2003 compared to the 12 months ended October 31, 2002. This improvement was supplemented by a $400,000 increase in other equity investments and revenue from services but offset by a reduction of $6.7 million in gross profit following the Company's divestiture of its investment in CanAmera Foods in May 2002. Accordingly, gross profit and revenue from services declined $3.8 million for the year ended October 31, 2003 compared to last year.

The disposition of CanAmera Foods also eliminated $3 million in OG&A expenses, limiting the reduction in EBITDA for Financial Markets and Other Investments to $843,000, and reduced depreciation and amortization by $2.1 million. As a result, EBIT increased for the segment by $1.2 million to $9 million for the year ended October 31, 2003.

Corporate Expenses

Corporate OG&A expenses were reduced by $13.6 million or 28% from $47.9 million in 2002 to $34.3 million for the 12 months ended October 31, 2003. Expense reductions are attributable to lower management information system costs (arising from the consolidation of two technology platforms in August 2002) and lower property related costs. Fewer equivalent full-time staff and related payroll costs accounted for $3.5 million or 25% of the total reductions in OG&A expenses.

Synergies, Rationalization Savings & General Cost Containment

The Company's prospectus dated December 11, 2001 projected sustainable annual cost savings arising from the Merger of $47 million by July 31, 2004 relative to pro forma expenses for the pre-Merger period. In its 2002 annual report, the Company reported a decline in OG&A expenses of $67.2 million and total cash expense reductions (including interest expense) of $75.7 million for the first 12 months following the Merger to October 31, 2002. After depreciation and amortization, total costs declined $92.3 million during that period.

The annualized effect of these cost reductions arising from Merger synergies, rationalization savings and ongoing cost containment for the year ended October 31, 2003 was $95.6 million in OG&A expenses, $100.2 million including interest and securitization expenses and $119.4 million in total costs (including depreciation and amortization).

As at October 31, 2003, the Company employed the equivalent of 2,743 full-time staff, a reduction equivalent to 254 full-time staff (8%) since October 31, 2002 and 864 staff (24%) since the Merger. Approximately $42 million of the $96 million reduction in OG&A expenses is attributable to reductions in payroll and related costs.

Gross Profit & Net Revenue from Services, EBITDA and EBIT

Gross profit and net revenue from services declined modestly ($2.7 million) to $408.8 million for the fiscal year ended October 31, 2003 from $411.5 million for the 12 months ended October 31, 2002. Increased gross profit on higher sales of crop inputs more than offset lower gross profit from a 1.4 million tonne decline in grain shipments arising from industry-wide reductions in grain shipping following the 2002 drought. The remaining decline in gross profit in fiscal 2003 as compared to 2002 was entirely attributable to the disposition of the Company's interest in CanAmera Foods effective May 31, 2002.

OG&A expenses, excluding depreciation and amortization, were reduced by $28.4 million or 8% for the fiscal year ended October 31, 2003 over the same 12 month period in 2002, largely due to reduced Grain Handling and Corporate expenses.

Depreciation and amortization of $72.6 million for the year ended October 31, 2003 was $2.6 million or 3% lower than the equivalent period last year. Lower depreciation associated with ongoing decommissioning of the Company's elevator network was partially offset by increased amortization of deferred financing costs incurred as a result of debt restructuring completed in fiscal 2003.

EBIT increased $28.3 million to $27.9 million for the fiscal year ended October 31, 2003 from a loss of $377,000 for the same 12 month period last year – entirely the result of the reduction in OG&A expenses, depreciation and amortization.

Gain on Disposal of Assets

The gain on disposal of assets of $1.5 million for the year ended October 31, 2003 was comprised largely of an excess of insurance proceeds over the net book value of a country grain elevator destroyed by fire. The gain on disposal of assets of $17.2 million in 2002 included $2.8 million from the sale of the Company's Unipork Genetics business and a subsidiary's gain on the disposal of surplus land.

Interest Expense

Interest and securitization expenses of $48.4 million for the fiscal year ended October 31, 2003 increased $3.8 million (9%) from $44.6 million in 2002 and consisted of $38.9 million in interest on long-term debt (including $3.5 million on the convertible debentures), $11 million on short-term debt and $2.5 million in securitization expenses, offset by $4 million in carrying charges recovered from the CWB in respect of grain purchased on its behalf.

Average short-term indebtedness of $172 million during fiscal 2003 was $171 million lower than in 2002, contributing to a $2.6 million reduction in short-term interest costs, offset by an increase of 54 basis points in the average prime rate to 4.69% for 2003 from 4.15% in 2002 and associated higher borrowing costs.

Interest on long-term debt for 2003 increased $6.8 million over 2002 costs of $32.1 million – the increase due to issuing $109 million in long-term debt in December 2002 as part of the Company's debt restructuring, as well as the debt portion of the $105 million in 9% convertible unsecured subordinated debentures issued in November 2002.

Discontinued Operations

On October 9, 2003, the Company announced that it had completed the previously announced sale of its Farm Business Communications division's assets and liabilities effective September 30, 2003. The purchaser acquired the division's publications from Agricore United for $14.4 million in cash and assumed approximately $1.6 million of net liabilities, primarily prepaid subscriptions. The purchaser paid $12.2 million of the cash purchase price at closing and will pay the remaining $2.2 million in equal instalments over three years. The gain on the sale of the Farm Business Communications division, net of closing costs, was $15 million before tax and $11.9 million after tax (or $0.26 per share).

Agricore United separately contracted to purchase advertising services from the purchaser at a level consistent with advertising placed by the Company with its division in the past.

Farm Business Communication earnings, net of taxes, of $821,000 for the year ended October 31, 2003 declined by $133,000 compared to net earnings of $954,000 reported for the 15 months ended October 31, 2002.

Income Taxes

The Company's effective tax rate on losses from continuing operations before income taxes and unusual items was 20.5% for the fiscal year ended October 31, 2003. The Company accrued an income tax recovery

of only $3.9 million for the fiscal year ended October 31, 2003, notwithstanding the pre-tax loss of $19 million, due to differential tax rates of certain taxable wholly-owned and partially-owned subsidiaries and the effect of the federal Large Corporation Capital Tax (which levies a flat rate on capital employed at the end of the year).

Net Loss for the Period

The net loss of $2.4 million for the year ended October 31, 2003, or a loss of $0.15 per share, was $15.1 million better than the loss of $17.5 million or $0.42 per share for the same 12-month period ended October 31, 2002. Per share calculations deduct from the net loss the effect of the preferred share dividend of $1.1 million (2002 – $1.1 million) and after-tax interest of $3.4 million (2002 – $nil) on the equity component of convertible debentures. Excluding discontinued operations, the net loss for the year ended October 31, 2003 was $15.1 million or a loss of $0.43 per share.

Liquidity and Capital Resources

Short-term Debt

The Company had Bank and Other Loans of $175.9 million outstanding at October 31, 2003 compared with $388.7 million outstanding at October 31, 2002. The year-over-year decrease in short-term borrowings of $212.8 million reflects the issue of $214 million in additional long-term debt and unsecured convertible debentures, cash flow from operations ($60.3 million), reduced non-cash working capital ($13.8 million), and proceeds from the sale of the Farm Business Communications division ($12.2 million), offset by an increase in cash on deposit of $14.8 million, net capital expenditures and investments of $32 million, scheduled debt repayments of $18.2 million, interest paid on convertible debentures of $4.8 million, dividends paid of $4.7 million, financing costs of $10.4 million and a decrease in other long-term liabilities of $2.9 million.

The Company had $95 million in outstanding letters of credit at October 31, 2003 (an increase of $58 million over 2002) in support of the security requirements of the Canadian Grain Commission, Winnipeg Commodity Exchange and the Company's grain volume insurance program. Accordingly, the Company's available uncommitted short-term revolving credit facility at October 31, 2003 was $105 million compared with an uncommitted facility of $8 million at the same point last year.

Securitization Agreement

Under a securitization agreement with an independent trust, the Company can sell up to $175 million of an undivided co-ownership interest in its right to receive reimbursements of amounts advanced to producers arising from the delivery of grains that are held in accordance with a grain handling contract between the Company and the CWB. On November 5, 2003, the Company transferred its securitization program to a new trust. Apart from the elimination of the $175 million limit and the substitution of a 60 day notice period to cancel the agreement, the new trust operates under similar terms and conditions.

Cash Flow Provided by Operations

Cash flow provided by operations of $60.3 million (or $1.20 per share) for the fiscal year ended October 31, 2003 increased $38.3 million from $22 million (or $0.47 per share) for the 12 months ended October 31, 2002. EBITDA less unusual items increased $30 million for the year ended October 31, 2003 compared to 2002 and current tax recoveries increased $12.7 million, partially offset by increased non-cash earnings from equity investments and non-cash post-employment benefit recoveries.

The Company generated $40.5 million of cash flow from operations in excess of capital expenditures and investments (net of proceeds from sale and divestiture) of $19.8 million.

Working Capital

The Company's current ratio at October 31, 2003 increased to 1.3 to 1 from 0.95 to 1 at October 31, 2002 – a significant improvement in liquidity. Working capital of $176.8 million at October 31, 2003 was $214.3 million higher than the working capital level at October 31, 2002. Bank and other loans and the current portion of long-term debt were reduced by $216.6 million, primarily as a result of the debt restructuring in December 2002 and the issue of $105 million in convertible debentures in November 2002. Dividends payable decreased by $2.3 million, largely due to the Company declaring a $0.03 per share quarterly dividend in the last quarter of 2003 compared to a $0.075 annual dividend declared in the last quarter of fiscal 2002.

Non-cash working capital decreased by $13.8 million from October 31, 2002 to October 31, 2003. Accounts receivable & prepaid expenses increased by $35.6 million as at October 31, 2003, largely due to increased receivables in the Company's joint venture Western Co-operative Fertilizers Limited ("Westco") and rebates due from suppliers on increased sales of crop protection products. The $9.7 million reduction in inventories includes a $21.9 million reduction in chemical inventories (due to the prior year carry-out inventory being unusually high following the 2002 drought), a modest reduction in Non-Board grain inventories ($3.8 million or 1.7%) and reductions in feed inventory of $1.2 million associated with lower feed sales activity, partially offset by an increase in crop nutrient inventories of $15.8 million (due to underlying increases in the value of such products over the past year). Trade payables and accrued liabilities increased by $39.7 million, primarily reflecting increased fertilizer purchases during the fall season.

Capital Expenditures, Acquisitions and Divestitures

Capital expenditures for the year ended October 31, 2003 of $29.2 million were funded entirely by cash flow provided by operations and were $1.2 million lower than the same 12 month period in 2002. Individually large capital expenditures in the current year include $8.8 million related to the construction of a replacement feedmill in Edmonton, Alberta (expected to be commissioned in February 2004), $5.6 million for the replacement of an air filtration system at one of the Thunder Bay port terminals, $1.6 million for the construction of additional grain storage at strategic locations with the balance representing sustaining capital expenditures.

Effective July 1, 2003, the Company agreed to realign its equity interest with Westco's other joint venturer based on each party's historically contributed and retained capital with Westco. Accordingly, the resulting realignment of the Company's proportionate share of Westco's assets and liabilities included an $8.2 million reduction in the Company's entitlement to undistributed cash of Westco as at July 1, 2003.

Effective September 30, 2003, the Company divested of its Farm Business Communications division for $16 million. The purchaser made an initial cash payment of $12.2 million on closing, assumed $1.6 million of current liabilities in excess of current assets in partial settlement of the purchase price and provided the Company with a promissory note for a further $2.2 million payable in equal annual installments over three years.

Pension Plan Surplus

On July 1, 2003, employees who were actively participating in one of the Company's remaining defined benefit pension plans became members of the Company's defined contribution pension plan. Unionized terminal employees continue to participate in their respective defined benefit plans. At October 31, 2003, the market value of the aggregate plan assets of the Company's various defined benefit pension plans exceeded the aggregate accrued benefit obligation. The Company reported a deferred pension asset of $17.3 million in Other Assets at October 31, 2003. The Company made $2.5 million in cash contributions to the defined benefit plan and $2 million in cash contributions to the defined contribution and multi-employer plans for the year ended October 31, 2003 (compared to a pension of expense of $4.7 million reflected in the financial statements).

Leverage

The Company's total funded debt (excluding the convertible debentures), net of cash, declined to $510 million at October 31, 2003 from $658 million at October 31, 2002 and $771 million at the Merger.

The Company's leverage ratio (net funded debt to capitalization) fluctuates materially from month-to-month due to underlying seasonal variations in working capital, reflecting purchases of grain in the fall and crop inputs inventory through the winter and early spring, all of which cannot be financed entirely with trade credit. Measured on a weighted average trailing twelve month basis, the Company's leverage ratio for the year ended October 31, 2003 was 46%, an improvement over the 48% leverage ratio to the previous quarter ended July 31, 2003, the 55% leverage ratio to October 31, 2002 and (on a pro forma basis) the 58% leverage ratio for the trailing twelve months ended October 31, 2001 (immediately preceding the Merger). The Company's ratio of total net debt to net tangible assets at October 31, 2003 was 49% (2002 – 59%).

Market Capitalization

The market capitalization of the Company's 45,309,932 issued and outstanding limited voting common shares (61,018,124 common shares including convertible securities) was $387.4 million at December 8, 2003 or $8.55 per share compared with the Company's book value of $10.76 per share[3] ($10.01 per share fully diluted) at October 31, 2003.

Outlook

Average precipitation across the prairies has been well distributed over the period from September 1, 2003 to December 3, 2003. Precipitation levels, measured against the historical distribution, have averaged between the 40th and 80th percentiles for most of the arable land in the region, with largely eastern Saskatchewan and the Peace region experiencing precipitation levels below the 40th percentile. These initial precipitation levels, while not definitive, support preliminary expectations for a normal growing season in 2004. However, normal crop production levels and the sale of crop production inputs in 2004 remain dependent on adequate moisture levels over the balance of the winter and, in particular, the spring. The 2004 growing season will impact the Company's Crop Production Services segment in fiscal 2004. However, 2004 production levels will predominantly impact the Company's grain shipments in fiscal 2005.

The livestock industry's prospects, while improving, continue to languish as a result of the protracted relaxation of export bans declared by many countries on May 20, 2003 following the discovery of a single case of bovine spongiform encephalopathy ("BSE") in Alberta. The broader effect on overall farm incomes and any subsequent impact on producer purchasing power still remains uncertain. However, financial support programs offered by the federal and provincial governments, particularly in Alberta, have provided some relief in the form of direct cash payments to livestock producers.

As anticipated at the end of the Company's 3rd quarter, feed sales softened further during the 4th quarter ended October 31, 2003. However, the onset of colder months and increased production throughput at processing plants is still expected to lead to an expansion of beef cattle on feed. The two-year delay in country of origin labeling in the United States may also improve livestock producers' access to that market in the coming months. The manufacture of feed for beef cattle represents less than 20% of the Company's total feed business and therefore the recent downturn in this segment of the feed business has not had, nor is it expected to have, a significant impact on the Company's financial results. The Company has an investment in The Puratone Corporation, the 2nd largest hog producer in Manitoba, provides some marketing services to swine producers and brokers hogs to various stages of the finishing process.

Average grain production in Western Canada for the 10 years ended July 31, 2001 (including the effects of the 2001 drought but excluding the effects of the unprecedented 2002 drought) was 48 million tonnes with an

[3] *Book value per share is derived by dividing the shareholders' equity (excluding the equity portion of the convertible debentures) at the end of the period by the total number of limited voting common shares outstanding at the end of the period as if the preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including both the debt and equity portions of the convertible debentures) at the end of the period by the total number of limited voting common shares outstanding at the end of the period as if the preferred shares, executive stock options and the convertible debentures had been fully converted.*

average of about 32 million tonnes exported per year (67% of average production). On December 5, 2003, Statistics Canada released 2003 production estimates for Western Canada of about 45.7 million tonnes (95% of average production) compared with its original production estimates of 42 million tonnes released on August 22, 2003. Manitoba and Alberta production estimates represent about 115% and 96% of their respective 10 year average production. Statistics Canada 2003 production estimates for Saskatchewan represent about 88% of that province's 10 year average. The Company's network of grain elevators, while geographically dispersed across the prairies, is more concentrated in Alberta and Manitoba. Consistent with the experience of the most recent quarter ended October 31, 2003, significantly increased grain production from 2003 should result in a similar increase in tonnes available for shipping by the industry and the Company for the crop year ending July 31, 2004 – a significant portion of the Company's 2004 fiscal period. In addition, in the world markets, wheat supplies remain tight and demand for oilseeds, particularly in China, continue to be strong – both factors supportive of stronger grain movement in fiscal 2004.

Certain statements in this report may constitute forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or similar words or phrases. Similarly, statements that describe the Company's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements are based on the Company's current expectations and its projections about future events. However, whether actual results and developments will conform with the Company's expectations and projections is subject to a number of risks and uncertainties, including, among other things, the risks and uncertainties associated with poor weather, agricultural commodity prices, international trade and political uncertainty, competition, domestic regulation, environmental risks, utilization of farm inputs, labour disruptions, credit risk, foreign exchange risk and integration risks. For a more detailed discussion of these risks and their potential impact, see the Company's 2002 AIF and its MD&A included on pages 18 to 30 of its 2002 Annual Report. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Company's forward-looking statements. Other known and unpredictable factors could also harm its results. Consequently, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized that they will have the expected consequences to, or effects on, the Company. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Balance Sheets

As at October 31 (in thousands)
(Unaudited)

	2003	2002
ASSETS		
Current Assets		
Cash & cash equivalents	**$ 53,919**	$ 39,117
Accounts receivable (Note 5)	**226,760**	200,109
Inventories	**457,761**	469,172
Prepaid expenses	**20,302**	12,345
Future income taxes	**2,903**	10,911
	761,645	731,654
Property, Plant and Equipment	**688,896**	728,982
Other Assets	**62,440**	56,898
Goodwill (Note 11)	**26,389**	25,024
Intangible Assets (Note 11)	**16,502**	16,808
Future Income Taxes	**36,111**	29,165
	$ 1,591,983	$ 1,588,531
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank and other loans (Note 6)	**$ 175,947**	$ 388,722
Accounts payable and accrued expenses	**379,405**	344,836
Dividends payable	**2,464**	4,728
Current portion of long-term debt (Note 6)	**26,774**	30,614
Future income taxes	**259**	303
	584,849	769,203
Long-term Debt (Note 6)	**361,225**	267,367
Debt Component of Convertible Debentures (Note 7)	**30,417**	-
Other Long-term Liabilities (Note 10)	**36,547**	40,361
Future Income Taxes	**4,515**	4,254
Shareholders' Equity		
Share capital (Note 8)	**460,509**	460,352
Equity component of convertible debentures (Note 7)	**74,869**	-
Contributed surplus (Note 8)	**642**	336
Retained earnings	**38,410**	46,658
	574,430	507,346
	$ 1,591,983	$ 1,588,531

Consolidated Statements of Earnings and Retained Earnings

For the periods ended October 31 (in thousands, except per share amounts)	*Three Months*		*Twelve Months*	
(Unaudited)	**2003**	2002	**2003**	2002
Sales and revenue from services * - (Note 4)	**$ 653,519**	$ 430,626	**$ 2,726,631**	$ 2,702,675
Gross profit and net revenue from services (Note 4)	**83,716**	54,888	**408,814**	411,384
Operating, general and administrative expenses	**(81,425)**	(79,444)	**(308,283)**	(336,659)
Earnings (losses) before the undernoted (Note 4)	**2,291**	(24,556)	**100,531**	74,725
Depreciation and amortization	**(18,406)**	(17,508)	**(72,600)**	(75,102)
	(16,115)	(42,064)	**27,931**	(377)
Gain on disposal of assets	**302**	2,528	**1,548**	17,209
Interest and securitization expenses	**(11,847)**	(10,984)	**(48,462)**	(44,645)
	(27,660)	(50,520)	**(18,983)**	(27,813)
Unusual items	**-**	(876)	**-**	(4,236)
Discontinued operations - net of income taxes (Note 13)	**11,611**	(170)	**12,708**	972
Recovery of (provision for) income taxes				
On unusual items	**-**	114	**-**	1,525
On loss from continuing operations before unusual items	**10,526**	17,693	**3,891**	12,036
Net loss for the period	**(5,523)**	(33,759)	**(2,384)**	(17,516)
Retained earnings, beginning of period	**47,346**	85,145	**46,658**	68,902
Increase in equity component of convertible debentures (Note 7)	**(949)**	-	**(3,400)**	-
Dividends	**(2,464)**	(4,728)	**(2,464)**	(4,728)
Retained earnings, end of period	**$ 38,410**	$ 46,658	**$ 38,410**	$ 46,658
Basic & diluted loss per share (Note 1)	**$ (0.41)**	$ (0.75)	**$ (0.43)**	$ (0.44)

Sales and revenue from services excludes CWB Billings of $171 million for the three months ended October 31, 2003 (2002 - $166 million) and CWB Billings of $790 million for the twelve months ended October 31, 2003 (2002 - $1,014 million).

Consolidated Statements of Cash Flows

For the periods ended October 31 (in thousands) *(Unaudited)*	Three Months 2003	Three Months 2002	Twelve Months 2003	Twelve Months 2002
CASH FLOWS FROM OPERATING ACTIVITIES:				
Loss for the period	**$ (5,523)**	$ (33,759)	**$ (2,384)**	$ (17,516)
Adjustments for:				
Depreciation and amortization	**18,406**	17,508	**72,600**	75,102
Employee future benefits	**1,217**	(1,468)	**2,109**	1,590
Future income taxes (recovery) & investment tax credits	**(7,685)**	(33,613)	**728**	(21,681)
Equity loss (earnings) from investments, net of dividends	**7**	653	**(127)**	1,269
Stock-based compensation	**-**	-	**306**	336
Interest on debt component of convertible debentures	**904**	-	**3,530**	-
Discontinued operations, non-cash items	**(14,991)**	44	**(14,872)**	179
Gain on disposal of assets	**(302)**	(2,528)	**(1,548)**	(17,209)
Cash flow provided by (used in) operations	**(7,967)**	(53,163)	**60,342**	22,070
Changes in non-cash working capital	**(102,367)**	(65,415)	**13,806**	59,365
	(110,334)	(118,578)	**74,148**	81,435
CASH FLOWS FROM INVESTING ACTIVITIES:				
Business acquisitions, net of cash acquired	**-**	-	**-**	34,275
Realignment of ownership interest (Note 12)	**-**	-	**(8,229)**	-
Proceeds from disposal of business segment	**12,200**	-	**12,200**	-
Property, plant and equipment expenditures	**(8,974)**	(10,074)	**(29,176)**	(30,425)
Proceeds from disposal of property, plant and equipment	**4,752**	4,748	**9,774**	42,229
Increase in other assets	**(4,785)**	(4,114)	**(4,393)**	(1,583)
	3,193	(9,440)	**(19,824)**	44,496
CASH FLOWS FROM FINANCING ACTIVITIES:		-		
Increase (decrease) in bank and other loans	**101,457**	162,270	**(212,775)**	(37,890)
Proceeds from long-term debt	**-**	(8,178)	**109,000**	7,177
Long-term debt repayments	**(3,414)**	(33,124)	**(18,160)**	(88,574)
Proceeds from convertible debentures	**-**	-	**105,000**	-
Interest paid on convertible debentures	**-**	-	**(4,790)**	-
Deferred financing expenditures	**(210)**	(4,077)	**(10,367)**	(16,786)
Decrease in other long-term liabilities	**(1,570)**	(6,826)	**(2,859)**	(7,429)
Share capital issued (redeemed)	**23**	(217)	**157**	64,314
Share issue costs	**-**	-	**-**	(7,626)
Dividends	**-**	-	**(4,728)**	-
	96,286	109,848	**(39,522)**	(86,814)
CHANGE IN CASH & CASH EQUIVALENTS	**(10,855)**	(18,170)	**14,802**	39,117
Cash & cash equivalents at beginning of period	**64,774**	57,287	**39,117**	-
CASH & CASH EQUIVALENTS AT END OF PERIOD	**$ 53,919**	$ 39,117	**$ 53,919**	$ 39,117
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION				
Cash payment of interest	**$ (8,951)**	$ (7,946)	**$ (42,409)**	$ (42,707)
Cash recovery (payment) of taxes	**$ 2,596**	$ (1,607)	**$ (1,916)**	$ (5,460)
SUPPLEMENTARY DISCLOSURE OF NON-CASH ITEMS				
Business acquisitions	**$ -**	$ -	**$ -**	$ 206,920
Share capital issued	**$ -**	$ -	**$ -**	$ 241,195

Notes to the Consolidated Financial Statements

(Unaudited)

1. Earnings Per Share

Twelve months ended October 31		2003			2002	
(in thousands, except per share amounts - unaudited)	**Loss**	**Shares**	**Per Share**	Loss	Shares	Per Share
Net loss for the period	**$ (2,384)**			$ (17,516)		
Less:						
Preferred share dividend	**(1,105)**			(1,105)		
Interest on equity portion of convertible debentures	**(3,400)**			-		
Basic & diluted loss per share, including discontinued operations	**$ (6,889)**		**$ (0.15)**	$ (18,621)		$ (0.42)
Less:						
Earnings from discontinued operations - net of income tax	**(12,708)**			(972)		
Basic & diluted loss per share	**$ (19,597)**	**45,299**	**$ (0.43)**	$ (19,593)	44,173	$ (0.44)

Three months ended October 31		2003			2002	
(in thousands, except per share amounts - unaudited)	**Loss**	**Shares**	**Per Share**	Loss	Shares	Per Share
Net loss for the period	**$ (5,523)**			$ (33,759)		
Less:						
Preferred share dividend	**(276)**			(276)		
Interest on equity portion of convertible debentures	**(949)**			-		
Basic & diluted loss per share, including discontinued operations	**$ (6,748)**		**(0.15)**	$ (34,035)		$ (0.75)
Less:						
Discontinued operations basic earnings per share	**(11,611)**			170		
Basic & diluted loss per share	**$ (18,359)**	**45,310**	**$ (0.41)**	$ (33,865)	45,281	$ (0.75)

Basic earnings per share is derived by deducting annual dividends on preferred shares and interest on the equity portion of convertible debentures from earnings for the period and dividing this total by the weighted average of Limited Voting Common Shares outstanding for the period.

The effect of potentially dilutive securities (convertible unsecured subordinated debentures, preferred shares) were not included in the year-to-date calculation of diluted earnings per share in 2003 and 2002 as the result would be anti-dilutive. Executive stock options have been excluded from the calculation of both the year-to-date and quarterly diluted earnings per share as the exercise price exceeds the average trading value of the shares in the respective periods.

2. Accounting Principles

These interim unaudited consolidated financial statements are based on accounting principles consistent with those used and described in the annual financial statements except as described in Note 11 and Note 12. However, these financial statements do not include all of the information and disclosures required for annual financial statement presentation. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the fifteen months ended October 31, 2002.

3. Seasonal Nature of Business

Agricore United's earnings follow the seasonal activity pattern of prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. Crop Production Services' peak sales periods for its products (seed, crop nutrients and crop protection products) are May through July, corresponding with the start of the growing season, followed by increased levels of crop protection product sales in the late fall. Livestock Services sales tend to peak during the winter months as feed consumption increases. Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the third quarter ended July 31.

4. Segment Information

For the periods ended October 31 (in thousands) (Unaudited)	Three Months 2003	Three Months 2002	Twelve Months 2003	Twelve Months 2002
SALES AND REVENUE FROM SERVICES				
Grain Handling	**$ 510,878**	$ 326,521	**$ 1,639,626**	$ 1,759,014
Crop Production Services	**90,141**	42,280	**856,167**	688,572
Livestock Services	**57,541**	71,932	**258,220**	268,378
Financial Markets & Other Investments	**1,638**	1,019	**8,952**	12,782
Less: Intersegment Sales*	**(6,679)**	(11,126)	**(36,334)**	(26,071)
	$ 653,519	$ 430,626	**$ 2,726,631**	$ 2,702,675
GROSS PROFIT AND NET REVENUE FROM SERVICES				
Grain Handling	**$ 53,436**	$ 45,116	**$ 154,993**	$ 208,674
Crop Production Services	**19,345**	(667)	**204,480**	148,453
Livestock Services	**9,297**	9,420	**40,389**	41,475
Financial Markets & Other Investments	**1,638**	1,019	**8,952**	12,782
	$ 83,716	$ 54,888	**$ 408,814**	$ 411,384
EBITDA				
Grain Handling	**$ 15,258**	$ 14,312	**$ 18,599**	$ 63,562
Crop Production Services	**(7,761)**	(31,413)	**97,587**	38,881
Livestock Services	**1,004**	1,741	**9,718**	10,423
Financial Markets & Other Investments	**1,638**	1,019	**8,952**	9,795
Corporate	**(7,848)**	(10,215)	**(34,325)**	(47,936)
	$ 2,291	$ (24,556)	**$ 100,531**	$ 74,725
EBIT				
Grain Handling	**$ 6,236**	$ 5,554	**$ (17,093)**	$ 26,377
Crop Production Services	**(14,037)**	(37,180)	**73,184**	15,494
Livestock Services	**122**	978	**6,499**	7,232
Financial Markets & Other Investments	**1,638**	1,019	**8,952**	7,735
Corporate	**(10,074)**	(12,435)	**(43,611)**	(57,215)
	$ (16,115)	$ (42,064)	**$ 27,931**	$ (377)
*INTERSEGMENT SALES				
Grain Handling	**$ (6,374)**	$ (10,952)	**$ (35,888)**	$ (25,897)
Crop Production Services	**(305)**	(174)	**(446)**	(174)
	$ (6,679)	$ (11,126)	**$ (36,334)**	$ (26,071)

*** For the 2003 fiscal year, the Company retroactively adopted the CICA Emerging Issues Abstract 123 regarding reporting of revenue on a gross versus net basis for its presentation of handling revenue from the CWB. As a result of this change in presentation, the Company reports the tariff revenue for handling CWB grains in its sales and revenue from services, rather than the gross billings for grain purchased on its behalf. Accordingly, sales and revenue from services excludes CWB Billings of $171 million for the three months ended October 31, 2003 (2002 - $166 million) and CWB Billings of $790 million for the twelve months ended October 31, 2003 (2002 - $1,014 million). There was no impact on gross profit and net revenue from services as a result of this change in presentation.*

5. Securitization

Under a securitization agreement with an independent trust, the Company can sell up to $175 million of an undivided co-ownership interest in its right to receive reimbursements of amounts advanced to producers arising from the delivery of grains that are held in accordance with a grain handling contract between the Company and the Canadian Wheat Board ("CWB"). The Company receives proceeds equal to the fair value of the assets sold and retains rights to future cash flows arising from future performance of grain handling on behalf of the CWB after the investors in the trust have received the return for which they contracted. The co-owners have limited recourse to the Company's future grain handling receipts, and no recourse to the Company's other assets. The Company is responsible for fulfilling its obligations under the grain handling agreement entered into with the CWB and retains servicing responsibilities in respect of the CWB Grain.

Under the terms of the grain handling contract, the Company is guaranteed a reimbursement of amounts advanced to the producers on behalf of the CWB upon deliveries of CWB grain. The Government of Canada secures this guarantee and therefore no credit losses are expected with respect to these assets. In addition, since the weighted average life of the receivable is only a matter of days, the discount factor is not expected to be a significant element in the computation of fair value. Consequently, the Company has determined that the fair value measurement of this asset to be the same as its carrying value and has concluded that any sensitivity analysis regarding key assumptions used in such valuation would not result in any significant change in valuation.

On November 5, 2003, the Company transferred its securitization program to a new trust. Apart from the elimination of the $175 million limit and the substitution of a 60 day notice period to cancel the agreement, the new trust operates under similar terms and conditions.

At October 31, 2003, grain held for the account of CWB is reported net of securitized amounts of $43 million (2002 - $70 million). The table below summarizes certain cash flows related to the transfer of receivables during the period:

As at October 31, 2003 (in thousands) *(Unaudited)*		
Proceeds from new securitizations	$	47,000
Proceeds from collections not reinvested	$	(4,020)

The net cost of these transactions is included in interest and securitization expense in the consolidated statements of earnings and retained earnings.

6. Debt

On December 13, 2002, the Company obtained the following debt facilities secured by charges over all the assets of the Company and its material wholly owned subsidiaries and by specific charges over material fixed assets:

a) a $500 million secured credit facility with a syndicate of banks, consisting of:

   i) a $350 million revolving facility maturing February 28, 2004, at prime rates plus up to 2% subject to the Company's fixed charge ratio. The new revolving facility replaced the Company's $250 million revolving credit facility and a $50 million revolving credit facility for XCAN Grain Ltd. (a wholly-owned subsidiary); and

   ii) a $150 million secured term facility at a rate of 6.65% fixed through an interest swap arrangement, plus 1.5% to 3.5% depending on the Company's fixed charge ratio, repayable in quarterly instalments of $3 million between February 2003 and August 2004 and quarterly instalments of $5.75 million between November 2004 and August 2007 with the balance due on November 30, 2007. This new term facility was used to refinance the Company's existing non-revolving bank term debt of $150 million; and

b) a $109 million secured term facility with a U.S. based life insurance company at a fixed rate of 9.67% and repayable in monthly instalments of $454,000 between February 2004 and January 2009 and $973,000 per month from February 2009 to January 2016. Proceeds of this facility were used to repay an outstanding $100 million temporary bridge facility.

7. Convertible Debentures

On November 27, 2002, the Company issued $105 million of 9% convertible unsecured subordinated debentures (the "Debentures") maturing November 30, 2007 with interest payable semi-annually on May 31 and November 30. The Debentures are convertible, at the option of the holder, at any time prior to the

maturity date at a conversion price of $7.50 per share or 133.3333 Limited Voting Common Shares per $1,000 principal amount of Debentures. The Debentures may not be redeemed by the Company prior to December 1, 2005. On or after December 1, 2005 and prior to December 1, 2006, the Debentures may be redeemed by the Company, in whole or in part, on not more than 60 days' and not less than 30 days' prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the volume weighted average trading price of the Limited Voting Common Shares on the Toronto Stock Exchange for at least 20 trading days in any consecutive 30-day period ending on the fifth trading day prior to the date on which notice of redemption is given exceeds 125% of the conversion price. On or after December 1, 2006, the Debentures may be redeemed by the Company at any time at a redemption price equal to the principal amount thereof plus accrued and unpaid interest. The Company may, at its option and subject to regulatory approval, elect to satisfy its obligation to repay the principal amount of the Debentures which are to be redeemed or which have matured by issuing to the holders of the Debentures, for each $1,000 principal amount of Debentures, that number of freely tradable Limited Voting Common Shares obtained by dividing such principal amount by 95% of the Current Market Price. Current Market Price means an amount equal to the volume weighted average trading price of the Limited Voting Common Shares on the TSX for 20 consecutive trading days ending on the fifth trading day preceding the date of determination.

The Debentures are being accounted for in accordance with their substance and are presented in the financial statements in their component parts, measured at their respective fair values at the time of issue. The debt component has been calculated as the present value of the required interest payments discounted to non-convertible debt at the time the Debentures were issued. Interest expense is determined on the debt component, such component being reduced by the required semi-annual interest payments. The difference between the debt component and the face value of the Debentures is classified as equity. The equity component of the Debentures is increased over the term to the full face value by charges to retained earnings.

8. Share Capital

The issued and outstanding common shares with securities convertible into common shares are as follows:

As at October 31 *(Unaudited)*	**2003**	2002
Issued and outstanding Limited Voting Common Shares	**45,309,932**	45,281,561
Securities convertible into Limited Voting Common Shares:		
9% Convertible Unsecured Subordinated Debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	**14,000,000**	-
Series "A" Convertible Preferred Shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,105,151**	1,105,158
Stock Options	**603,041**	614,336
	61,018,124	47,001,055

As at October 31, 2003, the Company had reserved a further 432,592 shares (October 31, 2002 – 421,297 shares) available for granting under the Executive Stock Option Plan.

For the twelve-months ended October 31, 2003, the Company recorded $306,000 in compensation expense and a related increase in Contributed Surplus regarding stock options vesting pursuant to the Executive Stock Option Plan. Options outstanding at October 31, 2003 have a range of exercise prices from $9.70 to $11.50 and a weighted average life of 6.89 years.

For the Twelve Months ended October 31, 2003 (Unaudited)	Number of Options	Weighted Average Exercise Price
Outstanding at the beginning of the period	614,336	$ 10.15
Forfeited	(11,295)	9.70
Outstanding at end of period	603,041	$ 10.16
Exercisable at end of period	371,083	$ 10.43

9. Guarantees

Letters Of Credit – The Company has provided banking letters of credit to third parties for activities that are inherent to the nature of the agriculture industry. The terms range in duration and expire at various dates from November 2003 to January 2005. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. As at October 31, 2003, the outstanding banking letters of credit were $95 million.

Indemnification Of Accounts Receivable – Under the terms of an agreement with a financial institution (as described in note 4 of the October 31, 2002 annual consolidated financial statements), the Company agreed to indemnify the financial institution for a portion of future losses incurred on an accounts receivable portfolio to a maximum limit of 5% of outstanding credit. No indemnity has been paid, however, an amount of $1.7 million has been accrued at October 31, 2003 based on the provision for losses determined under the terms of the agreement.

Loan Guarantees – The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at October 31, 2003, the current outstanding balance of these guarantees is $4.8 million. These guarantees reduce as the underlying loans are repaid and expire between 2006 and 2014.

Director And Officer Indemnification - The Corporation indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Corporation to the extent permitted by law. The Corporation has acquired and maintains liability insurance for its directors and officers as well as those of certain affiliated companies.

Other Indemnification Provisions - From time to time, the Company enters into agreements in the normal course of operations and in connection with business or asset acquisitions or dispositions. By their nature, these agreements may provide for indemnification of counterparties. The varying nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could incur. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

Other Contingencies – As of October 31, 2003 there are claims against the Company in varying amounts for which no provisions in the financial statements are considered necessary. The occurrence of the confirming future event is not determinable or it is not possible to determine the amounts that may ultimately be assessed against the Company with respect to these claims, but management believes that any such amounts would not have a material impact on the business or financial position of the Company, and accordingly no gain has been recorded at October 31, 2003.

Contingent Gain – On October 31, 2003 the Company agreed to settle the outstanding property tax appeals for its terminals in Thunder Bay in return for a revised assessment for the1996 through 2003 tax years. As a result, the Company is expecting a property tax refund, the final amount of which is currently not determinable.

10. Employee Future Benefits

a) The Company maintains a benefit plan, including life, extended health and dental coverage, for its retirees. In December 2002, the Company altered the plan composition for employees retiring after January 1, 2004. As a result of this change, a curtailment gain of $1.3 million was recorded against benefit expense during the first quarter.

b) The Company maintains several defined benefit and defined contribution pension plans for substantially all of its employees and is also a member of a multi-employer defined benefit plan. The multi-employer plan is accounted for as a defined contribution plan. The Company intends to file an application with the Superintendent of Financial Institutions to harmonize the employee pension arrangements of three of its pension plans effective July 1, 2003 and merge the plan funds effective September 1, 2003. The harmonization of the plans and merger of the funds is subject to regulatory approval. The pension benefits accrued to the members prior to the effective date are fully protected, will be fully preserved and are not affected by the harmonization. Management believes that there will be no adverse impact on the financial position of the Company as a result of the harmonization of the plans and merger of the funds.

11. Accounting Policy Changes

Goodwill and Other Intangible Assets

Effective November 1, 2002, the Company adopted the new CICA recommendations with respect to goodwill and other intangible assets. The new standard no longer permits the amortization of goodwill and indefinite intangible assets but requires a fair value impairment test to be performed annually. The impact of no longer recording this amortization does not have a material impact on the financial statements. The Company has evaluated each of its goodwill and indefinite life intangible asset balances (which have been allocated to a reporting unit) and has found no impairment.

As at October 31, 2003 (in thousands) *(Unaudited)*	Goodwill	Intangible Assets
Grain Handling	$ 4,926	$ 6,500
Crop Production Services	21,463	10,002
	$ 26,389	$ 16,502

12. *Principles of Consolidation*

In Note 2 to its annual consolidated financial statements for the fifteen months ended October 31, 2002, Western Co-operative Fertilizers Limited ("Westco"), was recognized using the proportionate consolidation method at a rate of 66.67%, representing the Company's ownership interest in Westco's Co-op shares and Class A and C common shares. Effective July 1, 2003, the Company realigned its co-operative equity interest with Westco's other venturer based on each party's historical contributed and retained capital with Westco, which in the Company's case was 57%. Accordingly, the adjustment to the Company's proportionate share of Westco's assets and liabilities included an $8.2 million reduction in the Company's entitlement to undistributed cash of Westco as at July 1, 2003. Since the factors governing joint control by the venturers remain unchanged, the Company continues to account for its interest in Westco as a joint venture using the proportionate consolidation method.

13. Discontinued Operations

Effective September 30, 2003, the Company completed the sale of the net assets of its Farm Business Communications division for $14.4 million in cash and $1.6 million of net liabilities assumed by the purchaser. Cash of $12.2 million was received on closing and the remaining $2.2 million is to be received in equal installments over the next three years. The Company realized a pre-tax gain on disposal of $15 million (net of disposal costs of $674,000). For reporting purposes, the results of operations of this business segment and the gain on sale of the segment have been presented as discontinued operations. Accordingly,

prior period financial statements, including segment information as disclosed in note 4, have been reclassified. Sales and revenue from services for the segment were $10.4 million (2002 - $12.0 million) and pre-tax income was $1.3 (2002 – $1.5 million).

For the periods ended October 31 (in thousands) (Unaudited)	Three Months 2003	Three Months 2002	Twelve Months 2003	Twelve Months 2002
Earnings (loss) from discontinued operations, net of income tax	**(276)**	(170)	**821**	972
Gain on sale of discontinued operations, net of income tax	**11,887**	-	**11,887**	-
	$ 11,611	$ (170)	**$ 12,708**	$ 972

14. Comparative Amounts

Certain comparative amounts have been reclassified to conform to current year presentation.

Shareholder Information

For the periods ended October 31 **Trading Activity** *(on Toronto Stock Exchange)*	Three Months 2003	Three Months 2002	Twelve Months 2003	Twelve Months 2002
Limited Voting Common Shares *(Symbol: AU)*				
High	**$ 8.20**	$ 7.77	**$ 8.25**	$ 12.05
Low	**$ 5.55**	$ 5.50	**$ 3.60**	$ 5.50
Volume	**2,306,214**	2,821,230	**12,255,956**	12,029,809
Preferred shares *(Symbol: AU.PR.A)*				
High	**$ 14.88**	$ 13.79	**$ 14.90**	$ 14.75
Low	**$ 13.50**	$ 13.00	**$ 12.50**	$ 12.75
Volume	**10,813**	8,167	**51,140**	164,686
Convertible Debentures *(Symbol: AU.DB)*				
High (per $100 principal)	**$ 132.00**	na	**$ 132.80**	na
Low (per $100 principal)	**$ 106.00**	na	**$ 92.00**	na
Volume	**$ 6,050,000**	na	**$ 63,482,000**	na

As at October 31, 2003 (Unaudited)		
Book value per share	**$ 10.76**	$ 10.94
Fully diluted book value per share	**$ 10.01**	$ 10.93

Book value per share is derived by dividing the shareholders' equity (excluding the equity portion of the convertible debentures) at the end of the period by the total number of limited voting common shares outstanding at the end of the period as if the preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including both the debt and equity portions of the convertible debentures and the value of executive stock options) at the end of the period by the total number of limited voting common shares outstanding at the end of the period as if the preferred shares, executive stock options and the convertible debentures had been fully converted.

Operating Highlights

For the periods ended October 31	Three Months 2003	Three Months 2002	Twelve Months 2003	Twelve Months 2002
Grain Shipments - country elevators *(thousand tonnes)*	**2,762**	1,712	**7,412**	8,797
Terminal Handle *(thousand tonnes)*	**1,603**	714	**3,742**	4,930
Sales of seed, fertilizer & crop protection products ($ thousands)	**$ 88,403**	$ 47,064	**$ 826,826**	$ 676,324
Livestock Services Feed Sales *(thousand tonnes)*	**184**	228	**816**	915

Agricore United

SEC File No. 82-34725

AGRICORE UNITED ENDS YEAR ON FIRM GROUND

December 11, 2003 (Winnipeg) – Agricore United emerged from two years of drought and tough market conditions a leaner, stronger, more efficient company at the end of the 2003 fiscal year. The company today announced a net loss of only $2.4 million or $0.15 per share for the fiscal year ended October 31, 2003, significantly smaller than the net loss of $17.5 million or $0.42 per share for the 12 months ended October 31, 2002.

Earnings before interest, taxes, depreciation and amortization increased by $25.8 million to $100.5 million for the year as a result of much improved sales of crop inputs and reductions of $28.4 million in operating, general and administrative expenses. Both sales improvement and cost reductions more than offset the lingering negative impact on grain handling gross profit of industry-wide declines in grain shipments experienced in the earlier quarters of 2003 as a result of the 2002 drought.

"For the most part, the drought is now behind us and we've turned a corner in grain handling," says Brian Hayward, Chief Executive Officer. "Already in the final quarter of 2003 our grain shipments have increased by 61 percent over the same quarter last year thanks to the increased production now available from the 2003 crop and our market share improved to 36 percent." A recent release by Statistics Canada estimated production of major grains in Western Canada at about 95 percent of the 10 year average.

Crop input sales and revenue from services are also on the rise, increasing $167 million to $856 million at the end of October, 2003 compared to $689 million for the previous year. The growth reflects both a recovery in sales of crop protection products and increased crop nutrient prices.

"Our commitment to reducing debt continues to be a high priority into the future," continues Hayward. "In fact, over the two years since the merger, the Company still managed to contribute free cash flow of $23 million to debt reduction despite the devastating effects of two years of back to back droughts on operating results." The company's total net funded debt at October 31, 2003 was $510 million compared with $648 million one year ago and $771 million at October 31, 2001.

Also contributing to the strong year end position of Agricore United was the sale of the Farm Business Communications division on October 9, 2003 which resulted in an after-tax gain of $11.9 million or $0.26 per share. The gain on sale and the after-tax earnings from operations of $821,000 contributed earnings from discontinued operations of $12.7 million or $0.28 per share for the fiscal year ended October 31, 2003.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

For more information, contact:
David Carefoot
Vice President, Corporate Finance and Investor Relations
(204) 944-5651
dcarefoot@agricoreunited.com

Agricore United

SEC File No. 82-34725

AGRICORE UNITED DECLARES QUARTERLY DIVIDEND

December 11, 2003 (Winnipeg) – Agricore United's Board of Directors today declared a quarterly dividend of $0.03 per share on the Limited Voting Common Shares payable on March 22, 2004 to shareholders of record at the close of business on March 2, 2004.

The Company has approximately 100,000 registered shareholders, with a substantial number holding very few shares. The company has received numerous inquiries from these individuals – particularly since the declaration of its first quarterly dividend in September 2003 – relating to the cost to the company and inconvenience to shareholders of distributing dividends in respect of such small shareholdings. Accordingly, the Company extended the record date for the current dividend while it considers ways and means to address these issues.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

- 30 -

For more information, contact:
David Carefoot
Vice President, Corporate Finance and Investor Relations
(204) 944-5651
dcarefoot@agricoreunited.com